Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, NJ 07506

July 22, 2010

Via Edgar “CORRESP”

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	Colonial Commercial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 1-6663

Dear Mr. Decker:

This confirms that we have received your letter dated July 8, 2010 regarding the Securities and Exchange Commission Staff’s review of the Company’s 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010 and the Company’s 10-Q for the quarterly period ended March 31, 2010 filed on May 12, 2010. This letter is being filed to inform you that the Company intends to respond by July 29, 2010. Thank you for your consideration of this extension.

Please do not hesitate to call me at 973-427-6981 with any questions.

Sincerely,

/s/William Pagano
William Pagano
Chief Executive Officer